EXHIBIT 2

FOR IMMEDIATE RELEASE	19 April 2012

WPP PLC (“WPP”)

WPP Digital makes strategic investment in mySupermarket

WPP announces that WPP Digital has made a strategic investment of US$7 million for a minority stake in Dolphin Software Ltd., doing business as mySupermarket, a company which operates a shopping site that allows consumers to compare prices of entire shopping baskets and buy from the major UK online grocery and health &beauty retailers. It has over 2 million monthly unique users in the UK and is growing approximately 100% year on year.

Founded in 2006 and with principal operations in the US, the company employs 70 people and has offices in London, New York, Tel Aviv and Tokyo.

The investment will strengthen the Group’s capabilities in the eCommerce area, particularly in relationship to packaged goods which is important for many of WPP’s largest clients. It adds even more digital capabilities to WPP’s acknowledged digital leaders and global networks—Wunderman, OgilvyOne and VML—and its other digital assets including WPP Digital and Possible Worldwide. WPP’s digital revenues are now almost $4.8 billion of its overall $16 billion revenues. WPP has set a target of 35-40% of revenue derived from digital in the next five years and in Wunderman and OgilvyOne, with revenues of over $950 million and over $900 million respectively, and VML, it has three agencies voted “digital leaders” by the leading independent internet research firm. No other holding company has more than one.

Contact:

Feona McEwan, WPP

www.wpp.com

T. +44-20 7408 2204